UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

Deutsche Telekom

Not to be released until: November 9, 2005, 9:00 a.m.

Bonn, November 19, 2005

Deutsche Telekom invests in basis for future growth of the Group

•                      Considerable revenue growth of around 5 percent expected in 2006 and 2007 respectively

•                      Additional expenditure of EUR 1.2 billion in 2006 across all strategic business areas to develop a more aggressive market approach

•                      Reduction in adjusted EBITDA to between EUR 20.2 billion and EUR 20.7 billion planned as a result of additional expenditure for a more aggressive market approach in 2006

•                      Resulting customer base expansion and new products will lead to rise in adjusted EBITDA of up to EUR 1.5 billion compared with 2005 to between EUR 21.7 billion and EUR 22.2 billion in 2007

•                      Financial targets and dividend statement for 2005 confirmed

•                      Revenue in the first nine months of 2005 up 3.6 percent year-on-year, from EUR 42.6 billion to EUR 44.2 billion

•                      Compared with the first nine months of 2004, adjusted EBITDA in the Group increased by five percent year-on-year, from EUR 14.9 billion to EUR 15.6 billion

•                      Adjusted net profit rose by 11.4 percent, up from EUR 3.1 billion to EUR 3.4 billion

•                      Number of mobile customers increased by 2.2 million; of this increase, T-Mobile USA alone accounted for around 1.1 million and T-Mobile Deutschland for 530,000

•                      Continued strong DSL growth in broadband lines in the Group to 7.7 million DSL lines

Deutsche Telekom AG
Group Press office
Group Headquarters, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
Postal address	Postfach 20 00, 53105 Bonn, Germany
Office nos.	Phone + 49 228 181-4949, Fax + 49 228 181-94004

Deutsche Telekom has continued on the path to meeting Group targets in the first nine months of 2005. Compared with the prior-year period, revenue in the first nine months of 2005 increased by 3.6 percent to EUR 44.2 billion; adjusted EBITDA exceeded this growth, rising by five percent to EUR 15.6 billion. Our target of achieving adjusted EBITDA of between EUR 20.7 billion and EUR 21.0 billion for the full year was confirmed in Bonn at the press conference on the financial statements for the first nine months of 2005.

In order to safeguard its strategy of long-term profitable growth, the Group will increase expenditures on customer acquisition and the launch of new products next year, the aim being to considerably expand its customer and revenue base. Net revenue of the Group is set to grow by around five percent in both 2006 and 2007, totaling EUR 65.2 billion to EUR 66.2 billion in 2007. An EBITDA volume of around EUR 1.2 billion has been earmarked for the planned increase in the Group’s expenditures for this more aggressive market approach. Combined with the positive effect on earnings from the revenue increase in 2006, this will result in an expected decrease in the Group’s adjusted EBITDA to between EUR 20.2 billion and EUR 20.7 billion. In 2007, adjusted EBITDA is set to rise by up to EUR 1.5 billion compared with 2005, to between EUR 21.7 billion and EUR 22.2 billion.

Deutsche Telekom is thus reacting to the major changes on the telecommunications market, which are essentially characterized by three trends:

•                  The high pace of innovation and the loss of traditional markets.

•                  Rapid technological progress.

•                  The high degree of regulation, particularly in Germany, which is restricting Deutsche Telekom’s competitive chances.

The Group will therefore focus on intensifying activities for marketing new products and services, and will also improve its position vis-à-vis the competition as a result of the announced staff reduction measures. Some examples of the company’s intensified market approach are its plans to win one million triple-play customers by 2007, sell 0.5 million dual phones over the next two years, and exceed the one million mark with web’n’walk wireless devices by 2007. At the same time, broadband business is to be further expanded There are plans to increase the number of DSL lines to 11.5 million by 2007 – from 7.3 million at present. Around 8.2 million net additions to the contract customer base are also expected in the mobile communications business by 2007. The customer base will then be considerably more than 90 million worldwide. In the Business Customers area, IT revenue with small and medium-sized enterprises is set to increase to more than EUR one billion. To meet these targets, and thus achieve a broader base for profitable growth, sales and revenue growth is taking priority over boosting the operating performance in the coming year.

“Our intention is to make Deutsche Telekom strong for the future. And that means anticipating the future. For that reason, we will concentrate in the next two years on expanding our business activities and focusing far more on increasing our revenue. We will invest more in the market in 2006 – primarily in new products and in our customer base – even if that does weigh on our EBITDA,” said Chairman of the Board of Management of Deutsche Telekom AG, Kai-Uwe Ricke.

In the first three quarters of 2005, the Group again increased Revenue and profits. While Group revenue increased by 3.6 percent to EUR 44.2 billion year-on-year, adjusted EBITDA increased by five percent to EUR 15.6 billion. The Mobile Communications business area made a major contribution to increasing the profitability of the Group, recording an increase in adjusted EBITDA of 16 percent compared with the prior-year period. Profit before income taxes in the first nine months of 2005 was around EUR 6.6 billion, which represents year-on-year growth of around EUR 5.5 billion. This increase is mainly attributable to improved profit from operations.

Reported net profit increased to approximately EUR 4.4 billion. In the same period of the prior year, the Group reported a net loss of around EUR 0.2 billion. The underlying factor in this gain was the positive development in profit before income taxes, which, in addition to substantially improving profit from operations, was affected to a considerable extent by special factors. The positive effect was created predominantly by the non-recurrence of factors that had a negative impact on profits in the prior year: In addition to impairment losses on the FCC mobile communications licenses of T-Mobile USA in the amount of approximately EUR 1.4 billion, goodwill impairments totaling about EUR 2.4 billion for T-Mobile UK und Slovak Telecom were recognized last year. In contrast, positive special factors, in particular as a result of the sale of remaining shares in MTS, had a substantial impact in 2005. Adjusted net profit was around EUR 3.4 billion. Year-on-year, this represents an improvement of EUR 0.3 billion or approximately eleven percent in the first nine months, and an increase of 27 percent to just under EUR 1.5 billion in the third quarter.

The growth in net revenue of the Group was driven by the positive development of the Mobile Communications business area in particular. The year-on-year increase in revenues by 8.9 percent to EUR 21.6 billion in the first nine month, and by 10.6 percent to EUR 7.6 billion in the third quarter of 2005, are primarily due – in addition to the deconsolidation of the Slovak mobile communications investment – to customer growth at T-Mobile USA. Revenue in the Business Customers business area remained at approximately the same level as last year, both in the nine-month and in the quarterly comparison, at just under EUR 9.5 billion and EUR 3.1 billion respectively. Revenue gains in the Enterprise Services business unit, in which positive developments in the Computing & Desktop

Services area were a primary factor, were offset by a decline in revenues in the Business Services unit.

Total revenue in the Broadband/Fixed Network business area decreased by 3.8 percent and amounted to EUR 19.6 billion; in a year-on-year comparison of the third quarters, the revenue decline was smaller, falling 2.3 percent to just under EUR 6.5 billion. Within this total, revenue growth at T-Online was more than offset by a decrease in revenue at T-Com.

T-Online achieved clear revenue gains, especially by continued expansion in the broadband market. Whereas T-Com’s revenue decreased year-on-year by 4.9 percent in the first half of 2005, the drop in the third quarter was only two percent compared with the same period last year. The key factor behind the slower decline was the positive development of broadband lines and the data communication and wholesale areas. This development was unable to offset the drop in revenue caused by declining narrowband lines and reduced call prices.

The increase in adjusted EBITDA in the Group of EUR 0.7 billion or five percent to EUR 15.6 billion in the first nine months of 2005 was primarily due to favorable developments in the Mobile Communications business area, and was mainly the result of revenue gains due to customer growth. This continues to reflect the success of the “Save for Growth program,” an integral part of the Group-wide Excellence program. Adjusted EBITDA in the third quarter of 2005 improved over the prior-year period by EUR 0.2 billion to EUR 5.5 billion. EBITDA reductions in the business areas of Broadband/Fixed Network (minus 2.8 percent) and Business Customers (minus 1.5 percent) and at Group Headquarters & Shared Services were more than offset by a 15-percent increase in EBITDA in the Mobile Communications business area.

In the first nine months of 2005, free cash flow declined by EUR 3.2 billion year-on-year to a total of EUR 3.5 billion. Apart from the changes in working capital, this is due in particular to considerably higher tax payments and increased investments, mainly as a result of the acquisition of networks at T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture.

Free cash flow in the third quarter of 2005 improved by 5.8 percent year-on-year to around EUR 2.6 billion. Besides lower interest payments, this improvement is primarily attributable to the increase in cash generated from operations. Increased cash outflows for investments had an offsetting effect.

Net debt increased by approximately EUR 1.3 billion to EUR 40.8 billion compared with December 31, 2004. Following an increase of approximately EUR five billion in the first nine months of 2005 compared with the year-end, the Group succeeded in achieving a clear debt reduction of around EUR 3.7 billion in the third quarter, which is primarily attributable to the positive development of free cash flow. This was augmented by inflows from the sale of the interest in MTS and the sale of the shares in comdirect bank for a total amount of about EUR 1.4 billion. In a year-on-year comparison, the net debt of the Group decreased by approximately EUR 3.8 billion.

	Q3 2005	Q3 2004	Change	Q1-Q3 2005	Q1-Q3 2004	Change	FY 2004
	millions	millions	%	millions	millions	%	millions of €
	of €	of €		of €	of €
Net revenue	15,043	14,353	4.8	44,167	42,620	3.6	57,360
- Domestic	8,385	8,564	(2.1)	25,506	25,750	(0.9)	34,748
- International	6,658	5,789	15.0	18,661	16,870	10.6	22,612
Profit before income taxes	3,137	(681)	n.a.	6,583	1,099	n.a.	3,518
Adjusted profit before income taxes	2,220	1,847	20.2	5,671	4,882	16.2	6,225
Net profit	2,415	(1,359)	n.a.	4,368	(150)	n.a.	1,564
EBITDA adjusted for special factors	5,487	5,293	3.7	15,630	14,891	5.0	19,617
EBITDA	5,366	5,193	3.3	15,483	14,797	4.6	19,389
Net cash from operating activities	4,267	3,919	8.9	10,082	11,123	(9.4)	16,720
Free cash flow before dividend payments	2,581	2,439	5.8	3,481	6,715	(48.2)	10,310
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	(1,686)	(1,480)	(13.9)	(6,601)	(4,408)	(49.8)	(6,410)
Net debt at balance sheet date				40,798	44,596	(8.5)	39,543
Number of employees at balance sheet date				243,418	247,891	(1.8)	244,645

Broadband/Fixed Network

	Q3 2005	Q2 2004	Change	Q1-Q3 2005	Q1-Q3 2004	Change	FY 2004
	millions	millions	%	millions of €	millions of €	%	millions of €
	of €	of €
Total revenue	6,455	6,609	(2.3)	19,582	20,359	(3.8)	27,010
T-Com	6,130	6,254	(2.0)	18,553	19,323	(4.0)	25,601
T-Online	506	486	4.1	1,537	1,474	4.3	2,012
Net revenue	5,387	5,433	(0.8)	16,353	16,695	(2.0)	22,409
Profit from operations	1,386	1,296	6.9	4,309	4,228	1.9	5,545
EBITDA(1)	2,376	2,477	(4.1)	7,325	7,613	(3.8)	9,953
Adjusted EBITDA	2,424	2,495	(2.8)	7,381	7,664	(3.7)	10,173
T-Com	2,380	2,358	0.9	7,191	7,287	(1.3)	9,722
T-Online	73	136	(46.3)	245	383	(36.0)	464
Number of employees(2)	112,893	116,549	(3.1)	113,092	115,386	(2.0)	115,292

(1)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2)          Average number of employees.

Total revenue of the Broadband/Fixed Network strategic business area with its two business units T-Com and T-Online decreased by 3.8 percent in the first nine months of 2005 to EUR 19.6 billion. This was primarily attributable to the drop in revenue at T-Com which fell by four percent year-on-year in the first nine months, from EUR 19.3 billion in 2004 to EUR 18.6 billion in 2005. In a year-on-year comparison of the quarters, however, this decline slowed slightly: T-Com’s revenue in the past quarter decreased by a mere two percent compared with the same quarter last year. T-Online’s revenue developed positively, increasing by 4.3 percent in the first nine months of 2005 to over EUR 1.5 billion. At EUR 0.5 billion, revenue in the third quarter of 2005 was 4.1 percent higher than in the prior-year period.

The decrease in T-Com’s revenue is mainly attributable to the decline in call revenues and the drop in the number of narrowband lines. In addition to fixed-mobile substitution and price reductions, the downward trend in call minutes has also had a negative impact on call revenues. The decline in the number of narrowband lines is primarily due to the reduction in the number of lines operated by T-Com as a result of leased subscriber lines although the decrease in the number of analog lines slowed in the third quarter of 2005. This is above all attributable to the “Wünsch Dir Was” (make a wish) calling plan, which now has an increased customer base of 10.4 million. The new rates are thus stabilizing core business in the fixed-network area and strengthening the customer base and customer retention as a result. The decline in call revenue was only partly compensated by growing broadband revenue and revenue from wholesale services for competitors, especially in the area of subscriber lines and DSL.

In the broadband sector, the number of lines in Germany and abroad increased by 0.6 million in the third quarter of 2005 to 7.7 million. In Germany, approximately 7.3 million DSL lines provided by T-Com were in operation at the end of September 2005, representing an increase of 0.5 million DSL lines in the third quarter. Falling prices on the Internet access market and packages offered by competitors have further accelerated broadband growth. T-Com is participating in this market growth, particularly through DSL resale to third parties. Overall, the Broadband/Fixed Network strategic business area put an approximate 147,000 new lines of its own and 379,000 resale new lines of third parties in operation in the third quarter.

In the first three quarters of 2005, the Broadband/Fixed Network strategic business area recorded EBITDA of approximately EUR 7.3 billion. This figure is around 3.8 percent lower than the corresponding figure for the prior-year period. Adjusted EBITDA decreased by a similar rate to just below EUR 7.4 billion. T-Com’s adjusted EBITDA was approximately EUR 7.2 billion in the first nine months of 2005. Adjusted EBITDA fell only by EUR 0.1 billion, or 1.3 percent, a considerably lower rate than the decline in revenue. This effect can be credited to a number of positive factors, including savings from revenue-related costs, this is attributable to positive effects as well as reduced costs for rentals and procurement, and price reductions in billing services as well as optimizations in the area of IT. Revenue growth at T-Online was offset by a decrease in adjusted EBITDA from EUR 0.4 billion in the first three quarters of 2004 to EUR 0.2 billion in the same period this year, partly as a result of increased marketing and sales expenditures for the combined DSL and entertainment packages. Secondly, the costs incurred in connection with the aggressively pursued market expansion in France – and to a lower extent also in Spain – reduced adjusted EBITDA.

Adjusted EBITDA of the subsidiaries in Central and Eastern Europe was EUR 0.8 billion, the same level as the prior-year figure. Positive effects in this respect included workforce reduction, the improvement of cost structures and the outsourcing of non-core business activities. Increased expenses for the broadband marketing campaign had an offsetting effect.

Mobile Communications

	Q3 2005	Q3 2004	Change	Q1-Q3 2005	Q1-Q3 2004	Change	FY 2004
	millions of €	millions of	%	millions of	millions of	%	millions
		€		€	€		of €
Total revenue	7,648	6,914	10.6	21,591	19,835	8.9	26,527
Net revenue	7,408	6,663	11.2	20,901	19,001	10.0	25,450
Profit from operations	1,540	(846)	n.a.	3,769	331	n.a.	1,510
EBITDA(1)	2,725	2,369	15.0	7,270	6,397	13.6	8,463
Adjusted EBITDA	2,730	2,374	15.0	7,322	6,327	15.7	8,395
Number of employees(2)	49,101	48,111	2.1	49,095	47,285	3.8	47,418

(1)       Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization,” under the Investor Relations link at www.deutschetelekom.com.

(2)       Average number of employees

The Mobile Communications strategic business area also considerably increased revenue in the third quarter of 2005 by 10.6 percent to over EUR 7.6 billion. Compared with the prior-year period revenue grew by more than 8.9 percent or EUR 1.8 billion to a total of EUR 21.6 billion in the first three quarters. In addition to the first-time consolidation of the Slovakian mobile communications company, this increase was principally attributable to revenue growth of more than 25 percent at T-Mobile USA. The companies in Croatia, the Czech Republic, and Slovakia also recorded a substantial increase in revenue with double-digit growth rates. With the exception of T-Mobile UK, all companies profited from an increase in ARPU-related revenue. The decline in revenue of 8.6 percent in the United Kingdom was due in particular to the cut in termination charges. Down 2.2 percent to EUR 6.4 billion, the revenue decrease in Germany resulted mainly from the drop in revenues from low-margin terminal equipment business. Service revenues, in contrast, grew by 1.1 percent in the first nine months and by 3.5 percent in the third quarter compared with the previous quarter.

The number of mobile customers in fully consolidated companies rose by around 7.7 million in the past twelve months, an increase of more than ten percent. All T-Mobile companies continued to considerably expand their customer bases in the third quarter of 2005 and, with a total of 2.2 million net additions, exceeded the growth rates of both the second quarter of 2005 and the third quarter of 2004. The number of customers with a fixed-term contract rose by 1.1 million in the reporting period. This accounts for over 50 percent of customer growth. T-Mobile USA and T-Mobile Deutschland were again the main growth drivers in the third quarter.

T-Mobile USA continued to develop particularly well with around 1.1 million net additions in the third quarter of 2005, bringing the overall customer base to 20.3 million as of the end of September. Customer numbers at the U.S. subsidiary therefore rose by around 4 million in one year. At the same time, ARPU increased further to EUR 42 at the end of the reporting period, compared with EUR 41 in the previous quarter.

T-Mobile Deutschland was able to gain 530,000 new customers in a market characterized by increasingly tough competition, thus continuing the strong development of the previous quarter with 623,000 net additions. This primarily reflects the successful launch of new rate plans as part of the “Save for Growth” program. ARPU remained stable compared with the previous quarter at EUR 23. In the United Kingdom, T-Mobile generated customer growth of 259,000 in the reporting period (incl. Virgin.) T-Mobile UK also further increased its ARPU by EUR one to EUR 29 compared with the prior quarter.

The extremely positive development of EBITDA and adjusted EBITDA in relation to revenue is primarily attributable to the positive development of T-Mobile USA and the successful implementation of the “Save for Growth” program. Compared with the third quarter 2004, EBITDA increased by 15 percent to over EUR 2.7 billion in the third quarter of 2005. In the first nine months of the 2005 financial year, T-Mobile realized EBITDA growth of 13.6 percent to EUR 7.3 billion. At the same time, adjusted EBITDA increased by 15.7 percent to EUR 7.3 billion. At more than EUR 0.9 billion, the EBITDA contributions by T-Mobile USA and T-Mobile Deutschland in the third quarter of 2005 were equal for the first time. The main contributors to adjusted EBITDA in the first nine months of 2005 were again T-Mobile Deutschland with EUR 2.7 billion, followed by T-Mobile USA with EUR 2.4 billion, and T-Mobile UK with approximately EUR one billion.

The adjusted EBITDA margin of the Mobile Communications business area improved to 33.9 percent in the first nine months, compared with 31.9 percent in the prior-year period. The EBITDA margin in the third quarter was 43 percent in Germany, 30 percent in the United States, and 37 percent in the United Kingdom. T-Mobile UK’s EBITDA was lifted by the reversal of a provision for other taxes in the amount of approximately GBP 27 million.

Eastern European subsidiaries generated organic revenue and EBITDA growth of eleven percent or 13 percent respectively year-on-year in the first three quarters of 2005. Adjusted for the consolidation of the operations in Slovakia and Montenegro during the year, revenue and EBITDA growth reached 34 and 35 percent compared with the previous year.  All companies recorded an EBITDA margin of at least 40 percent.

Business Customers

	Q3 2005	Q3 2004	Change	Q1-Q3 2005	Q1-Q3 2004	Change	FY 2004
	millions	millions	%	millions of	millions of	%	millions of
	of €	of €		€	€		€
Total revenue	3,143	3,169	(0.8)	9,473	9,516	(0.5)	12,957
Net revenue	2,179	2,200	(1.0)	6,713	6,736	(0.3)	9,241
Profit from operations	199	214	(7.0)	563	513	9.7	570
EBITDA(1)	412	448	(8.0)	1,212	1,222	(0.8)	1,517
Adjusted EBITDA	446	453	(1.5)	1,252	1,273	(1.6)	1,638
Number of employees(2)	51,897	51,593	0.6	51,646	52,227	(1.1)	51,978

The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the effects on the income statement are no longer shown under T-Com, but under T-Systems. The prior-year comparatives have been restated.

(1)     Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2)     Average number of employees.

At around EUR 9.5 billion in the first three quarters of 2005, the total revenue of the Business Customers business area was stable at the same level as in the previous year. The Enterprise Services business unit recorded a year-on-year revenue increase of 1.9 percent thanks to the consistent implementation of the “Focus on Growth” activities. This enabled T-Systems to largely compensate for the 4.6-percent year-on-year revenue decrease in the Business Services unit. Net revenue also remained at the same level as in the prior year, at EUR 6.7 billion in the first three quarters of 2005. Of this total, Enterprise Services accounted for around EUR 3.6 billion and Business Services for around EUR 3.1 billion.

At around EUR 1.2 billion, EBITDA at Business Customers was at the same level as the prior-year figure. Adjusted EBITDA in the first three quarters of 2005 amounted to around EUR 1.3 billion, a slight year-on-year decrease of 1.6 percent. The Enterprise Services business unit contributed an increase of 3.1 percent. Computing & Desktop Services recorded significant EBITDA growth of 9.6 percent. This was not sufficient, however, for T-Systems to fully offset the decline in EBITDA at Business Services, which was primarily due to strategic price measures to win back telecommunications customers.

Group Headquarters & Shared Services

	Q3 2005	Q3 2004	Change	Q1-Q3 2005	Q1-Q3 2004	Change	FY 2004
	millions	millions	%	millions of	millions of	%	millions of
	of €	of €		€	€		€
Total revenue	867	887	(2.3)	2,603	2,635	(1.2)	3,526
Net revenue	69	57	21.1	200	188	6.4	260
Profit from operations	(342)	(238)	(43.7)	(865)	(880)	1.7	(1,432)
EBITDA(1)	(129)	(1)	n.a.	(232)	(243)	4.5	(556)
Adjusted EBITDA	(95)	(22)	n.a.	(233)	(274)	15.0	(548)
Number of employees(2)	29,633	32,108	(7.7)	30,166	33,272	(9.3)	32,872

(1)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2)          Average number of employees.

The total revenue of Group Headquarters & Shared Services decreased slightly by 1.2 percent year-on-year to EUR 2.6 billion in the first three quarters of 2005. This is attributable to the decline in revenue generated in Real Estate Services – mainly because of the lower volumes of orders being placed by customers as a result of the conversion to new market-based lease models with the strategic business areas. This decline was partially offset by a slight increase in revenues at DeTeFleetServices GmbH and higher revenues generated by the two Vivento business lines Call Center Unit and VTS, resulting from the further expansion of business activities compared with the previous year.

EBITDA improved by 4.5 percent year-on-year to minus EUR 232 million in the first nine months of 2005. A key factor in this development was the reduction in Vivento’s workforce compared with the prior year. In addition, the costs of trainees and social security expenses for civil servants, which had previously been reported under Headquarters’ costs but are now allocated according to their origin, no longer impact costs at Group Headquarters. These positive effects more than compensated for the decline in EBITDA in Real Estate Services, which was primarily caused by the lower revenues generated in this area. In addition, EBITDA in the prior-year period had been positively affected by earnings resulting from the completion of projects under development, but no comparable earnings were generated during the reporting period. Adjusted for special factors, EBITDA improved by EUR 41 million in the same period to minus EUR 233 million.

In the third quarter of 2005, Vivento continued successfully driving external workforce reduction, filling internal positions with Vivento employees, migrating additional staff to the Vivento business lines, and driving forward internal projects. Approximately 4,900 employees left Vivento in the first three quarters of 2005, since its formation approximately 17,700 employees have found jobs outside Vivento. In the first nine months of 2005, Vivento took over around 1,900 employees from the Deutsche Telekom Group. This increased the number of transferred staff to some 33,700 since the company was established. Approximately 750 of the around 16,000-strong workforce are Vivento’s own employees/ members of management, over 7,000 work in either of the two Vivento business lines, and around 8,250 are transferees. Approximately 5,300 of these transferees were engaged on a contract or temporary basis. In total, 83 percent of all Vivento employees were in employment or training as of September 30, 2005.

Employment at Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS) continued to develop positively up to the third quarter of 2005. VCS with its 18 sites increased its workforce to approximately 2,900 by September 30, 2005. In addition, around 450 employees worked on a contract or temporary basis at VCS as of this date. The number of permanent employees at VTS increased during the reporting period to around 1,700. In addition, this entity also had around 500 contract and temporary staff.

Outlook

For the current year, Deutsche Telekom confirmed expected EBITDA of EUR 20.7 to 21.0 billion in accordance with IFRS. The Group expects capital expenditures to amount to between EUR 7.5 billion and EUR eight billion and free cash flow to be at a similar level. Revenue to be generated 2005 will range between of EUR 59.5 to EUR 60 billion.

The shareholders are also to participate in the success of the Group. The basic statements remain unchanged: The dividend payment will depend on the actual earnings trend in the fourth quarter and thus on net profit for the full 2005 financial year. The dividend amount is not fall below the EUR 0.62 set for 2004.

The Group is planning to invest an EBITDA amount of EUR 1.2 billion in accelerated growth in 2006. The largest amounts will be available to Broadband/ Fixed Network and Mobile Communications, with EUR 0.4 billion and EUR 0.7 billion respectively. The aim is to generate revenue growth of around 5 percent per annum over the next two years and adjusted EBITDA in 2007 of between EUR 21.7 and EUR 22.2 billion. In 2006 Deutsche Telekom’s EBITDA will be between EUR 20.2 billion and EUR 20.7 billion as scheduled as a result of the investments in accelerated growth.

Development of customer numbers

	Sep. 30, 2005	Sep. 30, 2004	Change	Change	FY 2004
	millions	millions	millions(11)	% (11)	millions

Deutsche Telekom Group telephone lines (including ISDN channels)(1)	55.5	57.4	(1.9)	(3.3)	57.2

Broadband/Fixed Network

Broadband lines (in operation)	7.7	5.4	2.3	42.6	6.1
Germany DSL(2)	7.3	5.2	2.1	40.4	5.8
of which resale (3)	1.1	0.1	1.0	n.a.	0.2
Central and Eastern Europe (4)	0.4	0.2	0.2	100.0	0.3

Narrowband lines(5)	41.7	43.0	(1.3)	(3.0)	42.8

Germany(6)	35.6	37.0	(1.4)	(3.8)	36.8
Standard analog lines	25.7	26.5	(0.8)	(3.0)	26.4
ISDN lines	9.9	10.5	(0.6)	(5.7)	10.4

Central and Eastern Europe(4)	6.1	6.1	0	0.0	6.1
	3.2	3.2	0	0.0	3.2
Magyar Telekom(7)	1.2	1.2	0	0.0	1.2
Slovak Telecom	1.7	1.7	0	0.0	1.7
T-Hrvatski Telekom
Internet customers with a billing relationship (total) (Germany and Western Europe)(8)	13.8	13.4	0.4	3.0	13.5

Mobile subscribers	83.1	75.4	7.7	10.2	77.6

T-Mobile Deutschland	28.7	27.4	1.3	4.7	27.5
T-Mobile UK(9)	16.3	15.2	1.1	7.2	15.7
T-Mobile USA	20.3	16.3	4.0	24.5	17.3
T-Mobile Austria	2.1	2.0	0.1	5.0	2.0
T-Mobile Czech Republic	4.6	4.1	0.5	12.2	4.4
T-Mobile Netherlands	2.3	2.3	0	0	2.3
T-Mobile Hungary	4.1	4.0	0.1	2.5	4.0
T-Mobile Hrvatska	1.7	1.4	0.3	21.4	1.5
T-Mobile Slovensko (10)	1.9	1.8	0.1	5.6	1.9
Others (Macedonia and Montenegro)(12)	1.1	0.9	0.2	22.2	0.9

(1)                    Telephone lines of the Group (incl. ISDN channels), including for internal use.

(2)                    Broadband lines, excluding for internal use. Prior-year comparatives have been restated. As of January 31, 2005, broadband lines based on DSL technology for consumers have also been marketed by T-Online.

(3)                    Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(4)                    Central and Eastern Europe includes the fixed-network business of MATÁV (incl. Maktel and, since the second quarter of 2005, Telekom Montenegro), Slovak Telecom (ST) and T-Hrvatski Telecom (T-HT).

(5)                    The number of narrowband lines rather than channels are reported. Prior-year comparatives have been restated.

(6)                    Telephone lines excluding internal use and public telecommunications, including wholesale services. Prior-year comparatives have been restated.

(7)                    Subscriber-line figures are recorded including MATÁV’s subsidiary Maktel and Telekom Montenegro. Re-branding of MATÁV as Magyar Telekom as of the beginning of May 2005. Prior-year figures have not been restated.

(8)                    Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and Pay as you go < 30 days and Pay as you go > 30 days. Western Europe includes: Ya.com and T-Online France

(9)                    Including Virgin Mobile.

(10)              Rebranding as T-Mobile Slovensko at the beginning of May 2005; subscribers were included for the first time in the fourth quarter of 2004. Prior-year figures have been restated.

(11)              Changes calculated on the basis of figures shown

(12)              Customers included for the first time in the second quarter of 2005; prior-year figures have been restated.

This release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with IFRS, Deutsche Telekom also shows so-called pro-forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro-forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. For a definition of these pro-forma figures, please refer to the explanations under “Reconciliation to pro-forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com. With respect to our 2006 -2007 outlook statements, please refer to page 40 in our interim report, January 1 to September 30, 2005 for cautionary information.

This release contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas. The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom. Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

Further information is available for journalists at: www.deutschetelekom.com under the link “Media”

57/05

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name: Guido Kerkhoff

Title: Senior Executive Vice President Chief Accounting Officer

Date: November 9, 2005